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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Date of Report: February 16, 2006

CEMEX, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Corp.

(Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Contents

1.	Press release, dated February 16, 2006, announcing the expansion of its Balcones cement plant in New Braunfels, Texas (attached hereto as exhibit 1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                CEMEX, S.A. de C.V.

(Registrant)

Date: February 16, 2006	By: /s/ Rafael Garza
Name:	Rafael Garza
Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Press release, dated February 16, 2006, announcing the expansion of its Balcones cement plant in New Braunfels, Texas.

Exhibit 1

Media Relations Jorge Perez (52-81) 8888-4334	Investor Relations Abraham Rodriguez (52-81) 8888-4262	Analyst Relations Ricardo Sales (212) 317-6008

CEMEX ANNOUNCES EXPANSION OF NEW BRAUNFELS, TEXAS CEMENT PLANT

MONTERREY, MEXICO, February 16, 2006 – CEMEX, S.A. de C.V. (NYSE: CX) announced today that it intends to begin the construction of a second kiln at its Balcones Cement Plant in New Braunfels, Texas. The expansion is expected to be completed in 2008. The total value of the investment over the course of three years is approximately $220 million.

CEMEX will invest worldwide $500 million in an expansion capital program planned for 2006. This program will fund the initial phase of the Balcones expansion and investments in countries such as Latvia, the UK and France, among others. This program will be fully funded with free cash flow generated during the year. Investments under the program are expected to be immediately accretive and will have a significantly higher investment hurdle rate than CEMEX’s acquisition criteria of a minimum return on capital employed of ten percent.

The company also announced that it expects to generate free cash flow this year of about $2.4 billion after maintenance capital expenditures.

The strong demand for cement, coupled with a current shortfall in regional supplies of cement, support CEMEX’s need for expansion of its Texas facility. The current production of the Balcones Cement Plant is approximately 1.1 million tons per year, which is not sufficient to meet regional construction and infrastructure demands. CEMEX has received a permit from the Texas Commission on Environmental Quality which allows it to double its production capacity at Balcones and also includes several provisions and special conditions that will ensure CEMEX’s continued commitment to the environment and neighboring communities, including the latest "state-of-the-art" emission control units.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. Commemorating its 100th anniversary in 2006, CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.CEMEX.com.

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